Mail Stop 4561

February 9, 2009

M P Vijay Kumar
Chief Financial Officer
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113
Republic of India

> **Re:** **Sify Technologies Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **Filed October 14, 2008**
> **Forms 6-K Filed January 23, 2009**
> **File No. 000-27663**

Dear Mr. Kumar:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended March 31, 2008

Risk Factors

"We may not be able to maintain our Nasdaq Global Market listing," page 17

1.   Please tell us whether, as a foreign private issuer, you claim any exemptions from the Nasdaq listing requirements. We note your disclosure on page 22 that you

benefited from exemptions from Nasdaq requirements in connection with your initial public offering.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year ended March 31, 2008 compared to year ended March 31, 2007

Revenues, page 37

2.	We note your disclosure that cybercafé revenues decreased due to unexpected rent increases on the cybercafé premises. Please clarify for us why an increase in rent resulted in decreased revenue. Refer to authoritative accounting guidance as appropriate.

3.	You indicate that your online portal and content offerings division experienced a decrease in revenue in fiscal 2008 partially due to a drop in corporate orders resulting from management's decision to slow down the growth of this business. Please tell us whether you consider the revenue decrease to be a trend and, if so, how you considered providing enhanced disclosure as to the expected impact of the trend and the basis for management's decision. See Item 5.D. of Form 20-F.

Liquidity and Capital Resources, page 40

4.	Your disclosure in this section does not appear to meet all of the requirements of item 5.B.1 of Form 20-F. For example, you do not provide a description of your internal and external sources of liquidity or include a statement regarding whether you believe your working capital is sufficient to meet your present requirements. You also do not discuss any of you borrowing facilities although you disclose in Note 40 to your Consolidated Financial Statements that you have unused lines of credit with several banks. Please advise.

5.	We note your disclosure that your accounts receivable increased in fiscal 2008 versus fiscal 2007 due to more relaxed credit policies. Please explain to us the significant changes in the terms of your credit policies that occurred in fiscal 2008. As part of your response, tell us whether the changes to your credit policies represent a significant uncertainty related to your allowance for doubtful accounts that requires additional disclosure pursuant to Item 5.D. of Form 20-F. In addition, tell us how you evaluated any impact on your revenue recognition policies.

Item 6. Directors, Senior Management and Employees

Officer Compensation, page 48

6.   The summary compensation table on page 48 indicates that several of your executive officers received bonuses during fiscal year 2008. Please tell us if the bonuses were paid pursuant to a bonus or profit sharing plan. If so, please provide a brief description of the plan and the basis upon which your executives participated in the plan. See Item 6.B.1 of Form 20-F.

7.   We note that you have not disclosed any amounts that you have set aside or accrued to provide pension, retirement or similar benefits to your directors or executive officers. See Item 6.B.2 of Form 20-F. However, Note 4j to your Consolidated Financial Statements indicates that you have a defined benefit retirement plan that covers all of your employees. Please advise.

Board Composition, page 49

8.   Please tell us whether Messrs. Mouli and Raju are subject to re-election by your shareholders to your board of directors. If so, please tell us the expiration dates for their current terms of office. See Item 6.C.1. of Form 20-F. Please also tell us whether you have service contracts with any of your directors that provide benefits upon termination of employment. See Item 6.C.2. of Form 20-F.

Stock Ownership, page 50

9.   In future filings, please provide information in the table on each of the persons listed in response to Item 6.B. of Form 20-F on an individualized basis and state whether the dashes in the table indicate that the beneficial owner holds less than one percent of the class. See Instruction to Item 6.E of Form 20-F. To the extent Mr. Raju Vegesna holds options, information regarding the options should be included in the table pursuant to Item 6.E of Form 20-F. With respect to Mr. Anand Raju Vegesna, please clarify whether, excluding the forfeited shares, he holds less than one percent of the equity shares.

Item 15. Controls and Procedures, page 70

10.   We note your statement that "[i]n designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please refer to Section II.F.4 of Management's

Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report and provide us with a representation that you will provide conforming disclosure in future filings.

11.   It appears that your effectiveness conclusion regarding your disclosure controls and procedures is qualified with respect to your investments in certain unconsolidated entities. As such, it is unclear whether your disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e), were in fact effective. Please tell us the basis for this qualification. If you conclude there is no basis for this qualification, please tell us whether your disclosure controls and procedures were effective, without qualification, for the period covered by the annual report and remove the qualifying language in future filings.

Changes in Internal Control over Financial Reporting, page 72

12.   We note your disclosure there were no "material" changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Please tell us whether there was "any" change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 15(d) of Form 20-F. Please revise your disclosure in future filings to conform to the item requirement.

Item 18. Financial Statements

Note 4. Significant Accounting Policies

n. Export Benefits, page 97

13.   We note you recognize import duty entitlements under the Serving from India Scheme in the year you export services, provided there is no significant uncertainty as to the amount of and your ability to use the entitlement. Please provide us with your analysis of the authoritative guidance that supports your accounting treatment of these entitlements.

Note 12. Lease Prepayments, page 104

14.   Please tell us more about the terms and conditions of your leasehold land
        prepayments. As part of your response, explain to us the nature of the land, the
        length of the lease, your intended use for the land, whether there are any
        restrictions on the use of the land, whether the lease requires you to make
        improvements on the land, the identity of the counter-parties to the arrangements
        and their relationship to the company, and whether or not you have committed to
        any additional payments related to the lease.

Item 19. Exhibits, page 161

Exhibits 12.1 & 12.2

15.   We note that your certifications were not filed in the exact form as outlined in
        Exhibit Instruction 12 to the Form 20-F. Specifically, the introductory text to
        paragraph 4 does not refer to your certifying officers' responsibility for
        establishing and maintaining internal control over financial reporting for the
        company. In addition, the lead sentence of the certifications includes the title of
        the certifying officer and the company name. Please amend your annual report to
        file certifications in the exact form as outlined in Exhibit Instruction 12 to the
        Form 20-F. Note that you may provide an abbreviated amendment that consists
        of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of
        the certification.

Form 6-K Filed January 23, 2008 Related to Shareholder Approval of Merger

16.   We note that after having withdrawn the related party merger transaction between
        Sify Technologies Limited and your subsidiary Sify Communications Limited,
        you have determined to proceed with the merger and have sought shareholder
        approval of the transaction. Please tell us what consideration you gave to
        providing a more detailed explanation as to why the company initially pursued the
        merger, withdrew it, and then decided recently to proceed with the planned
        merger and the factors that affected the timing of those decisions.

Form 6-K Filed January 23, 2009 Related to Unaudited Interim Financial Results

17.   We note that when filing your interim financial information on Form 6-K, you
        routinely file only an unaudited income statement. Please tell us whether you are
        required under the laws of the Republic of India or by NASDAQ to publicly
        disclose full interim financial statements.

18.   We note you disclose a number of non-financial indicators in your Form 6-K. Tell us whether you consider any of these non-financial indicators to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff

Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief